UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41950

Ryde Group Ltd

Duo Tower, 3 Fraser Street, #08-21

Singapore 189352

+65-9665-3216

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information contained in this Report on Form 6-K

Director Appointment

On September 30, 2026, the board of directors (the “Board”) of Ryde Group Ltd (the “Company”) appointed Mr. Ou Yuyang (“Mr. Ou”) as an executive director of the Company. Mr. Ou has approximately five years of experience across private fund management, corporate banking and capital markets advisory in China. He currently serves as Marketing Manager at Lefeng (Hainan) Private Fund Management Co., Ltd., where his responsibilities include the design and structuring of private fund products, advising enterprises on corporate restructuring, governance standardization and listing preparation, and participating in transaction structuring, due diligence and execution of asset-backed securities issuances. We believe that Mr. Ou’s experience in capital markets, asset securitization and corporate governance will bring value to the Company. Mr. Ou will not serve on any committee of the Board. Mr. Ou has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Mr. Ou that would be required to be disclosed under Item 7.B of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ryde Group Ltd

Date: September 30, 2026	By:	/s/ Zou Junming Terence
	Name:	Zou Junming Terence
	Title:	Chairman of the Board of Directors and Chief Executive Officer